Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement dated July 10, 2013

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

Ultrapar receives the IR Magazine Awards 2013 for the Best Corporate Governance and the Best Investor Relations in the Energy Sector in Brazil

São Paulo, July 10th, 2013 – Ultrapar received the important awards of the Best Corporate Governance and the Best Investor Relations in the Energy Sector in Brazil in the IR Magazine Awards 2013, and was elected one of the top five conference calls in the country.

The award is organized by IR Magazine, together with Revista RI and the Brazilian Institute of Investor Relations (IBRI), being the result of a research conducted by Fundação Getulio Vargas (FGV) with approximately 400 market analysts and investors.

Ultrapar is thankful for the awards received, which reinforce the constant evolution of its corporate governance structure and its philosophy of dialogue with the capital markets as important elements to build an increasingly solid, profitable and enduring company.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2013

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated July 10, 2013)